082-04270

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY

JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

April 3, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167) Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated April 3, 2007: Denis Morozov takes up his appointment as General Director of MMC Norilsk Nickel

2. Press release dated March 30, 2007: MMC Norilsk Nickel delivers a comprehensive framework of Norilsk social and economic development up to 2020 to the city administration

3. Statement of material fact dated March 30, 2007: Information on facts resulting in nonrecurrent increase (decrease) of more than 10% in the value of the issuer's assets

4. Statement of material fact dated March 30, 2007: Information on facts resulting in nonrecurrent increase (decrease) of more than 10% in the value of the issuer's net profit

5. Information on the event that may significant affect the price of the Company's securities dated March 29, 2007

6. Press release dated March 26, 2007: Norilsk Nickel Group completed the acquisition of OGK-3 shares

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The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

03.04.2007

Denis Morozov takes up his appointment as General Derictor of MMC Norilsk Nickel

On April 3, 2007 Denis Morozov took up the post as General Director of MMC Norilsk Nickel. Mr. Morozov, previously Deputy General Director and Member of the Management Board of MMC Norilsk Nickel, was unanimously elected to the highest corporate position by the Board of Directors at their meeting on March 16, 2007.

'The Company is a well operating entity today, – noted Denis Morozov. Everything goes smoothly under the leadership of professional managers capable not only to set aggressive goals, but also to achieve impressive results. Continuing implementation of the corporate development strategy delivers the industry's highest return to our shareholders in the form of dividend payments, multifold increase in share price, as well as equity interests in spun-off assets. I would like to emphasize that all of the projects launched recently will be completed as scheduled to the benefit of all our shareholders'.

Mikhail Prokhorov, whose resignation has been approved by the Board of Directors, will remain a shareholder and Member of the Board of Directors of MMC Norilsk Nickel.

Biographical Information

Denis Morozov was born on March 30, 1973.

Education:

In 1993 Mr. Morozov graduated from the Lomonosov Moscow State University, faculty of economics, as a specialist in political economy.
In 1996 he graduated with distinction from the Lomonosov Moscow State University, faculty of jurisprudence, as a specialist in law.
In 1999 Denis Morozov graduated from the Swiss Banking School as a specialist in commercial banking.
In 1999 he completed postgraduate study at the Russian Ministry of Foreign Affairs' Moscow State Institute for International Relations as a specialist in international economic relations.
In 2000 Mr. Morozov became PhD in economics.

Professional activity:

From 1992 to 1994 Mr. Morozov worked for OJSC Ingosstrakh Insurance Company.
From 1994 to 1998 he worked for the Joint Stock Commercial Bank Alfa-Bank as Deputy Head of the Credit Section, Head of the Credit Section, Deputy Head of Credit Management, and Vice President.
From June 1998 to February 1999 he worked for the Joint Stock Commercial Bank The International Finance Company as Director of Commercial Banking Operations Department.
Since March 1, 1999 he worked for RAO Norilsk Nickel as Head of the Administration of Corporate Structures, Head of Corporate Capital and Investor Relations, Member of the Management Board, Member of the Board of Directors.
From 2000 to 2001 he was responsible for carrying out the restructuring of RAO Norilsk Nickel and

establishing a new public company, OJSC MMC Norilsk Nickel, on the basis of The Norilsk Mining Company, a subsidiary of RAO Norilsk Nickel.
From 2005 to 2006 Mr. Morozov was responsible for the spin-off of gold mining assets from MMC Norilsk Nickel into a separate company OJSC Polyus Gold.

Posts held at OJSC MMC Norilsk Nickel:

Head of the Board of Directors' Administration, Head of the Legal Department, Deputy General Director of Legal Issues, Deputy General Director of Corporate and Legal Issues, Member of the Management Board.
Mr. Morozov is also a Member of the Board of Directors in OJSC Polyus Gold.

Married, two children.

30.03.2007

MMC Norilsk Nickel deliveres a comprehensive framework of Norilsk social and economic development up to 2020 to the city administration

MMC Norilsk Nickel has delivered to the Norilsk City Administration a document named The Comprehensive Framework of Norilsk Social and Economic Development up to 2020, which contains a wide range of detailed suggestions for the territory's development.

The document has been prepared for MMC Norilsk Nickel by the Regional Policy Institute and Expert Analytical Centre. Representatives of the Company, local Administration, deputies of the town council, community, labour organizations, scientists and experts of Norilsk have discussed the key aspects of the proposed framework at the theoretical and practical conference in Norilsk.

Along with presentations delivered by the authors of the Comprehensive Framework, the conference program included a number of round-table discussions and master classes covering the following areas of knowledge: small business development, social and cultural policy, social partnership and mono-city optimal structure, utility sector and budgeting, evolution of creative potential and civil activity of Norilsk citizens.

Director of the Regional Policy Institute Bulat Stolyarov has presented in his report some baseline conditions and strategic solutions that the analysts consider necessary for the sustainable territory development in the period until 2020.

The City Administration will use The Comprehensive Framework of Norilsk Social and Economic Development up to 2020 as a reference document, and will work out the outlooks for Norilsk social and economic development on its basis and will send the document to the administration of the Krasnoyarsk Territory for approval.

STATEMENT OF MATERIAL FACT: INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE VALUE OF THE ISSUER'S ASSETS

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information
2.1. Fact(s) that resulted in nonrecurrent increase of more than 10% in the Issuer's assets value: ***The increase in assets value as of December 31, 2006 as compared to that of September 30, 2006 is accounted for by the following fact: growth of net profit in 4Q 2006 as a result of increased metal sales revenues and security investments revaluation being accounted for as other profits;***
2.2. Date of the fact(s) resulting in nonrecurrent increase of more than 10% in the Issuer's assets value: ***March 30, 2007;***
2.3 The Issuer's assets value as of the last reporting date (end of the period, quarter, year) preceding the reporting period when the fact(s) occurred: ***RUB 310,334,655 thousand;***
2.4. The Issuer's assets value as of the last reporting date (end of the period, quarter, year) when the fact(s) occurred: ***RUB 362,587,208 thousand;***
2.5. Change in the Issuer's assets value: ***RUB 52,252,553 thousand*** or ***16.84%.***

Representative of MMC Norilsk Nickel — ***Usanov D.A.***
(Power of Attorney No. ГМК-115/70-нм of December 27, 2006)

Chief Accountant of MMC Norilsk Nickel — ***Lisitsyna L.V.***

March 30, 2007

STATEMENT OF MATERIAL FACT: INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE VALUE OF THE ISSUER'S NET PROFIT

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information
2.1. Fact(s) that resulted in nonrecurrent increase of more than 10% in the Issuer's net profit value:
Growth of net profit in 4Q 2006 as compared to that in 3Q 2006 is accounted for by the following fact: increased metal sales revenues as a result of growing metal prices and security investments revaluation being accounted for as other profits;
2.2. Date of the fact(s) resulting in nonrecurrent increase of more than 10% in the Issuer's net profit value: ***March 30, 2007;***
2.3 The Issuer's net profit value as of the last reporting date (end of the period, quarter, year) preceding the reporting period when the fact(s) occurred: ***RUB 38,186,996 thousand;***
2.4. The Issuer's net profit value as of the last reporting date (end of the period, quarter, year) when the fact(s) occurred: ***RUB 80,492,554 thousand;***
2.5. Change in the Issuer's net profit value: ***RUB 42,305,558 thousand*** or ***110.79%.***

Representative of MMC Norilsk Nickel — *Usanov D.A.*
(Power of Attorney No. ГМК-115/70-нт of December 27, 2006)

Chief Accountant of MMC Norilsk Nickel — *Lisitsyna L.V.*
March 30, 2007

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information
Full name of the profit organization the Issuer's interest share in the authorized capital of which has changed: ***Limited Liability Company Norilsk Industrial Transport;***
Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***ul. Oktyabrskaya, 6B, Norilsk, Krasnoyarsk Territory, Russian Federation;***
The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***0%;***
The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***100%;***
Date of change of the Issuer's interest share in the authorized capital of the aforementioned organization: ***March 1, 2007.***

MMC Norilsk Nickel Representative ***Usanov D.A.***
(Power of Attorney No. ГМК-115/70-пт of December 27, 2006)

March 29, 2007

NORILSK NICKEL

26.03.2007

Norilsk Nickel Group completed the acquisition of OGK-3 shares

Norilsk Nickel Group completed the acquisition of a part of OJSC OGK-3 additionally issued shares. The stake of 17,836,343,101 shares was bought at RUB 4.54 (USD 0.173) per share. Total cash consideration amounts to RUB 80,976,997,678.54 (USD 3,085,687,356.47).

Total number of OGK-3 additionally issued ordinary shares was 18 billion, including 163,656,899 shares bought at the same price by the existing OGK-3 shareholders executing their pre-emptive rights.

After completion of the transaction Norilsk Nickel Group owns 46.2% of OGK-3 share capital, while the share of RAO UES has reduced to 37.1%, and minority interest has reached 16.7%.

As provided by the Russian law within 35 days after the completion of the transaction, Norilsk Nickel will make a mandatory offer to OGK-3 shareholders to acquire their shares in OGK-3 at the price not lower than Norilsk paid for the shares of the last additional issue.

Today, on 26 March 2007, at 5 p.m. Moscow time (9 a.m. New-York, 2 p.m. London), MMC Norilsk Nickel will hold a conference call to discuss the acquisition of additional shares in OGK-3. Conference call details are available at the Norilsk Nickel's web-site www.nornik.ru/en (see Notice of 23 March 2007).

END